_
                              TROUTMAN SANDERS LLP


                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


                            1660 INTERNATIONAL DRIVE
                            SUITE 600, TYSONS CORNER
                          MCLEAN, VIRGINIA 22102-3805
                            www.troutmansanders.com
                            TELEPHONE: 703-734-4334
                            FACSIMILE: 703-734-4340

David J. Levenson                                       Direct Dial:703-734-4328
david.levenson@troutmansanders.com

                                  July 24, 2002


Securities and Exchange Commission
450 Fifth Street, NWWashington, DC  20549

RE:      Agnico-Eagle Mines Limited File No. 1-13422

Dear Ladies/Gentlemen:

         On behalf of the registrant, we are filing via EDGAR its report on Form 6-K/A for the month of July 2002; one of the reports is manually signed.

         Thank you for your attention to this matter.

                                                     Very truly yours,


                                                     /s/ David J. Levenson
                                                     ---------------------------
                                                     David J. Levenson


cc:      Sean Boyd, President
         New York Stock Exchange
         Nasdaq Stock Market
         Patricia Olasker, Esq.

                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                       July 2002
                 ---------------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


              401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4
--------------------------------------------------------------------------------



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]


         Form 20-F       X                            Form 40-F
                    -----------                                -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                  Yes                        No      X
                     -----------                -----------

         [If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AGNICO-EAGLE MINES LIMITED



Date:  July 24, 2002                   By:  /s/ Sean Boyd
                                           -------------------------------------
                                           Sean Boyd
                                           President and Chief Executive Officer

Stock Symbols: AEM (NYSE)                           For further information:
               AGE (TSE)                            Sean Boyd, President and CEO
                                                    Agnico-Eagle Mines Limited
                                                    (416) 947-1212


For Immediate Release:

(All amounts expressed in U.S. dollars unless otherwise noted)

                   AGNICO-EAGLE REPORTS SECOND QUARTER RESULTS

(Toronto, Canada - July 24, 2002) - Agnico-Eagle Mines Limited today reported second quarter net earnings of $3.4 million, or $0.05 per share compared to $0.5 million, or $0.01 per share in the same period in 2001. Operating cash flow was $7.6 million, or $0.11 per share compared to $4.1 million, or $0.07 per share in 2001. For the year to date, net earnings were $3.8 million, or $0.06 per share compared to $1.0 million, or $0.02 per share in 2001 while operating cash flow was $12.6 million, or $0.18 per share compared to $9.9 million, or $0.18 per share in 2001.

Highlights for the second quarter include:

     o LaRonde achieves new quarterly records for gold production and tons of ore processed.
     o Agnico-Eagle's full leverage to the gold price and increasing gold production result in strong earnings and cash flow growth.
     o Excellent drilling results from Zone 20 North Gold and discovery of new high-grade vein mineralization on the western limit of Zone 20 South.

"As we move towards the fourth quarter and the completion of our expansion program, we have begun to realize the benefits of this expansion through increased gold production and strong earnings and cash flow in the second quarter", said Sean Boyd, President and Chief Executive Officer. "In addition, our extensive drill program continues to confirm increasing gold mineralization at depth. This information will assist us in the evaluation of the feasibility of developing a new deep mine at LaRonde", added Mr. Boyd.

The Company is hosting a conference call to discuss second quarter results and to provide an update on exploration and development activities at LaRonde on Thursday July 25th, 2002 at 11:00 a.m. (EST). To participate in the conference call, please dial (416) 640-4127. To access the rebroadcast, please dial 1-877-289-8525 and enter the reservation number 177338. The conference call can also be accessed over the Internet through the Company's website www.agnico-eagle.com.





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                                                                               1

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

Change in Reporting Basis

As a result of its substantial US shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to US GAAP effective January 1, 2002. A full set of consolidated financial statements and the related management discussion and analysis prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.


Results of Operations

The following table provides a summary analysis of the key variances in net earnings for the second quarter and year to date from those reported in 2001:

     (millions of dollars)                   Second Quarter         Year to date
   -----------------------------------------------------------------------------
   Increase in gold price                     $     2.8              $     4.9
   Decrease in interest expense                     1.7                    3.2
   Increase in El Coco royalty                     (1.5)                  (3.4)
   Other                                           (0.1)                  (1.8)
                                              ---------              ---------
   Net variance                               $     2.9              $     2.9
                                              ---------              ---------

Excluding the El Coco royalty, cash costs to produce an ounce of gold in the second quarter increased somewhat to $124 per ounce from $111 per ounce in 2001. Total cash operating costs to produce an ounce of gold were $164 compared to $134 in the same quarter of 2001. A gold production increase of 13% to 74,617 ounces was more than offset by lower zinc production and a substantially weaker zinc price. The majority of the net difference in total cash costs was essentially attributable to royalties payable on the El Coco property, which increased from $23 per ounce in the second quarter of 2001 to $40 per ounce of gold produced in 2002. The following table provides a reconciliation of the costs per ounce of gold produced to the financial statements:

   (millions of dollars, except where noted) Second Quarter         Year to date
   -----------------------------------------------------------------------------
   Cost of production per income statement    $    19.6              $    37.2
   Adjustments:
     Byproduct revenues                            (7.0)                 (14.6)
     Non cash reclamation provision                (0.4)                  (0.7)
                                              ---------              ---------
   Total cash operating costs                 $    12.2              $    21.9
                                              ---------              ---------
   Gold production (ounces)                      74,617                134,876
                                              ---------              ---------
   Total cash operating cost per ounce        $     164              $     162
                                              ---------              ---------

Gold production in 2002 is now forecast to be 320,000 ounces. The decrease in the gold production target for the year reflects the impact of delays in development in Zone 20 North at depth caused by delays in ventilation installation. As a result, more emphasis has been placed on production from upper zinc/silver parts of Zone 20 North. This re-sequencing of production is expected to push more gold production into 2003 and result in substantially higher than budget zinc production in 2002. In addition, an electrical failure of the SAG mill drive resulted in 11 days of lost production in July. As a result of the lower than previously projected gold production, a higher El Coco royalty due to the increased gold price and a weaker than budget zinc price, cash costs are expected to be $145 per ounce for the full year compared to the original budget of $130 per ounce.


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                                                                               2

Liquidity and Capital Resources

At June 30, 2002 Agnico-Eagle's consolidated cash and cash equivalents increased to $28.3 million while working capital was $53.2 million. Including the undrawn portion of its bank credit facility, the Company has $123.3 million of available liquidity.

Cash flow from operating activities in the second quarter improved to $7.6 million from $4.1 million. The increase in cash flow from continuing operations is attributable to an increased gold price, higher gold production and lower interest expense, offset somewhat by lower byproduct metal prices.

For the three months, capital expenditures were $15.2 million compared to $7.5 million in the corresponding 2001 period. The increase is attributable to increased underground development and the mill expansion associated with the expansion of the LaRonde operation to 7,000 tons per day.



DRILLING AND EXPLORATION

A total of six drills were in operation, completing 43,620 feet of diamond drilling in the quarter. The drills were located on the following target areas:

     o    One drill on production delineation drilling between Levels 98 - 152.
     o    Two drills on definition drilling on and below Level 194.
     o Two drills on Level 215 testing Zone 20 North at depth and to the west.
     o    One drill on the 20th Level exploration drift on the El Coco Property.

Delineation drilling above Level 152 focused on Zones 20 North and 20 South. All of the results were generated from production draw points. Highlights from Zone 20 North drilling are as follows:


------------ --------------- -------------- --------------- ----------- --------
                  True        Gold(oz/ton)
 Drill Hole   Thickness(ft)    Cut(1.5 oz)   Silver(oz/ton)  Copper(%)   Zinc(%)
------------ --------------- -------------- --------------- ----------- --------
  10620691        18.4          0.19             8.21          1.75       4.13
------------ --------------- -------------- --------------- ----------- --------
  10620711        15.7          0.13             3.90          2.07       3.44
------------ --------------- -------------- --------------- ----------- --------
  10620712        12.1          0.11             4.96          1.32      10.87
------------ --------------- -------------- --------------- ----------- --------
  10620731        12.8          0.19             3.09          1.00       3.29
------------ --------------- -------------- --------------- ----------- --------
  10620732        13.1          0.13             4.96          1.24       2.18
------------ --------------- -------------- --------------- ----------- --------
  3152-06Au       9.8           0.17             1.27          0.08       0.02
------------ --------------- -------------- --------------- ----------- --------
  3152-06Zn       47.6          0.02             2.45          0.11       6.00
------------ --------------- -------------- --------------- ----------- --------
  3152-08Au       31.5          0.20             1.73          1.52       1.66
------------ --------------- -------------- --------------- ----------- --------
  3152-08Zn       51.8          0.02             2.80          0.04      11.22
------------ --------------- -------------- --------------- ----------- --------
  3152-11Au       16.4          0.17             0.59          0.30       0.02
------------ --------------- -------------- --------------- ----------- --------
  3152-11Zn       47.6          0.03             3.13          0.15       6.55
------------ --------------- -------------- --------------- ----------- --------

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                                       3

The 106 Series drill holes were located along the upper western edge of Zone 20 North. The series of drill holes drilled below Level 152 close to the western margin continued to confirm the transition between zinc-silver mineralization in the upper part of the deposit, grading to increasing gold-copper at depth. Highlights from Zone 20 South follow:

------------ --------------- -------------- --------------- ----------- --------
                   True       Gold(oz/ton)
 Drill Hole   Thickness(ft)   Cut(2.0 oz)    Silver(oz/ton)  Copper(%)   Zinc(%)
------------ --------------- -------------- --------------- ----------- --------
  09821771         14.1           0.32           4.90          0.50       6.51
------------ --------------- -------------- --------------- ----------- --------
  10221861         14.4           0.28           2.64          0.10       4.67
------------ --------------- -------------- --------------- ----------- --------
  10221871         11.5           0.66           5.99          0.14       6.97
------------ --------------- -------------- --------------- ----------- --------
  10221872         13.5           0.68           6.47          0.20       7.01
------------ --------------- -------------- --------------- ----------- --------
  10221891         16.4           0.47           4.45          0.12       6.09
------------ --------------- -------------- --------------- ----------- --------
  10621902          9.2           0.31           4.45          0.04       8.87
------------ --------------- -------------- --------------- ----------- --------

These drill holes were close to the upper western ore limit above Level 102. These mining blocks are scheduled for production during the third quarter of 2002. The drilling indicated that several additional high-grade blocks would be available for production during the second half of the year.

An intriguing value was returned in drill hole 09821822, which tested the upper western limit of Zone 20 South for production purposes. The drill hole was inadvertently extended 44 feet to the south and entered the Cadillac Sediments, intersecting a quartz vein containing numerous specks of visible gold returning an intersection of 0.60 ounces of gold per ton over a core length of 3.3 feet, 28 feet within the sediments. Two additional drill holes were completed along strike, both returning high-grade values. To date, the vein has been traced over a strike length of 200 feet. The type and grade of mineralization is highly unusual for the Cadillac Sediments. The results from the three completed drill holes have been tabulated below. Follow up drilling is in progress.

------------ ----------- -------------- --------------- ---------- -------------
                 Core      Gold(oz/ton)
 Drill Hole   Length(ft)    Cut(2.0 oz)  Silver(oz/ton)  Copper(%)     Zinc(%)
------------ ----------- -------------- --------------- ---------- -------------
  09821822       3.3           0.60         2.25          0.01          0.10
------------ ----------- -------------- --------------- ---------- -------------
  3098-01        3.6           0.98         0.38           NV            NV
------------ ----------- -------------- --------------- ---------- -------------
  3098-02        2.0           0.27         0.15           LV            LV
------------ ----------- -------------- --------------- ---------- -------------


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                                                                               4

Definition drilling increased significantly due to the increased access on both Levels 194 and 215. The drill holes were completed from the haulage drifts and production draw points. The drill holes from Zone 20 North have been summarized below:

------------ --------------- ------------- --------------- ---------- ----------
                   True       Gold(oz/ton)
 Drill Hole   Thickness(ft)   Cut(1.5 oz)   Silver(oz/ton)  Copper(%)   Zinc(%)
------------ --------------- ------------- --------------- ---------- ----------
  19120491         44.0           0.24          2.05          0.98      0.73
------------ --------------- ------------- --------------- ---------- ----------
  19120501         48.9           0.14          2.15          0.92      0.56
------------ --------------- ------------- --------------- ---------- ----------
  19120502         54.1           0.12          2.69          0.84      0.69
------------ --------------- ------------- --------------- ---------- ----------
  19420501         48.2           0.12          2.12          0.64      1.26
------------ --------------- ------------- --------------- ---------- ----------
   3194-37         37.7           0.21          1.21          0.92      0.36
------------ --------------- ------------- --------------- ---------- ----------
   3194-40         23.6           0.30          0.52          0.45      0.52
------------ --------------- ------------- --------------- ---------- ----------
  21220481         62.7           0.18          3.27          1.25      2.03
------------ --------------- ------------- --------------- ---------- ----------
  21220482         56.1           0.16          4.15          1.75      2.88
------------ --------------- ------------- --------------- ---------- ----------
  21220492         42.0           0.13          4.40          0.71      3.42
------------ --------------- ------------- --------------- ---------- ----------
  21520471         57.4           0.18          2.57          1.25      0.61
------------ --------------- ------------- --------------- ---------- ----------
  21520472         57.4           0.14          2.53          1.27      1.90
------------ --------------- ------------- --------------- ---------- ----------
  21520473         86.9           0.16          3.76          0.75      3.92
------------ --------------- ------------- --------------- ---------- ----------
  21520481         61.4           0.17          6.86          0.99      6.00
------------ --------------- ------------- --------------- ---------- ----------
  21520482         59.7           0.14          2.83          1.09      3.20
------------ --------------- ------------- --------------- ---------- ----------
  21520491         49.5           0.09          2.50          0.32      4.50
------------ --------------- ------------- --------------- ---------- ----------
  21520492         53.1           0.11          5.21          0.33      5.79
------------ --------------- ------------- --------------- ---------- ----------

Most of the drilling  during the quarter was  restricted  between  Levels 191 to
215. Drilling on Level 194 started to confirm the higher-grade mineralization originally encountered in previously reported drilling conducted from the Penna Shaft station (drill holes 3194-37, 40, 47). The thickest intercept drilled from the Level 215 horizon was obtained in drill hole 21520473 which intersected 86.9 feet grading 0.16 ounces of gold, 3.76 ounces of silver, 0.75% copper and 3.92% zinc. On a net smelter return basis and thickness, this drill hole returned the best combination of grade and thickness of any drill hole completed to date in the lower part of the mine.

One additional deep drill hole was completed immediately below the bottom of the shaft. The results have been summarized below:

------------ --------------- -------------- --------------- ---------- ---------
                   True       Gold(oz/ton)
 Drill Hole   Thickness(ft)   Cut(1.5 oz)    Silver(oz/ton)  Copper(%)  Zinc(%)
------------ --------------- -------------- --------------- ---------- ---------
  3194-47          11.2           0.22           0.35          0.18      0.03
------------ --------------- -------------- --------------- ---------- ---------

This drill hole was completed along the western margin of Zone 20 North, outside of the current reserve-resource limit. The gold values were higher than expected, once again providing credence to the possibility of zoning within Zone 20 North and higher-grade mineralization towards the west. Furthermore, definition drilling conducted from Levels 152 to 215 also appear to confirm this observation. Currently, two drills are in operation, both probing the western margin at depths of 8,500 feet and 9,500 feet below surface.

The eastern exploration program continued on the 20th Level exploration drift, with a total of 7 drill holes completed below the level. While no significant results were returned, the favourable geology, sulfide mineralization (i.e. chalcopyrite & sphalerite) continued to be intersected. Surface mapping has also traced the favourable geological unit across the El Coco Property onto the Sphinx Property.


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                                                                               5

The underground drilling has also determined the western limit of the alteration zone, confirming the western plunge originally indicated by surface drilling. The alteration zone is open to the east and at depth. Currently, one drill is continuing to test the horizon at depth and to the east. To date a total of 3,864 feet of level development has been completed on the El Coco Property.

EXPANSION UPDATE

Construction is on schedule to reach the 7,000 ton per day expanded production rate in the fourth quarter of this year.


Underground, the first production stope on Level 194 was blasted during June. Extraction was delayed awaiting the completion of the ore pass between Level 194 and 215, which was slowed due to a delay in installing ventilation to that depth. The spot cooling system was completed by the end of June and started in early July. During the changeover planned for the end of September, the surface fans will be upgraded bringing them up to maximum capacity.


At the mill, the refinery heating and ventilation system was upgraded and the vacuum cleaning system was completed in the concentrate load out area. The grinding bay foundations were completed and the building erected. Mechanical installation of the ball mill was commenced with the motor in place and electrical installation started. Piping modifications to the copper and zinc circuits are progressing well and erection of the two additional leach tanks and the ultra high capacity thickeners was completed. The refinery foundations were completed and building erection is also proceeding well.

With regards to the deep mining project of LaRonde's 5.2 million ounce resource position, a project team has been assembled and a detailed feasibility study initiated. The results of this study are expected to be available in the first half of 2003.

The Longitudinal illustrations that detail the drill results presented in this report can be viewed and/or downloaded from the Company's website:

         www.agnico-eagle.com (Press Release) or
         http://files.newswire.ca/3/LONG_20N1.pdf
         http://files.newswire.ca/3/LONG_20N2.pdf
         http://files.newswire.ca/3/LONG_20N3.pdf
         http://files.newswire.ca/3/LONG_20S.pdf

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).


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                                                                               6

Agnico-Eagle Mines Limited is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes almost three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable mineral reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at its LaRonde Mine.
















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                                                                               7

Summarized Quarterly Data (Unaudited)                                                        Agnico-Eagle Mines Limited
-----------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                      Three months ended June 30,        Six months ended June 30,
except where noted)                                          2002             2001             2002             2001
-----------------------------------------------------------------------------------------------------------------------
Consolidated Financial Data

Income and cash flow
Revenues from mining operations                            $  30,616        $  29,513        $  56,163        $  50,269
Net income (loss) for period                               $   3,360        $     480        $   3,837        $     978
Net income (loss) per share                                $    0.05        $    0.01        $    0.06        $    0.02
Operating cash flow (before non-cash working capital)      $   7,633        $   4,134        $  12,605        $   9,940
Operating cash flow per share                              $    0.11        $    0.07        $    0.18        $    0.18
Weighted average number of shares - basic (in thousands)      69,050           56,668           68,524           56,310

Operating and Financial Summary
LaRonde Division
Revenues from mining operations                            $  30,616        $  29,513        $  56,163        $  50,629
Mine operating costs                                          19,613           21,256           37,216           33,129
-----------------------------------------------------------------------------------------------------------------------
Mine operating profit (loss)                               $  11,003        $   8,257        $  18,947        $  17,500
-----------------------------------------------------------============================================================

Tons of ore milled                                           491,083          459,400          968,416          937,389
Head grades:
     Gold                                                       0.17             0.16             0.16             0.15
     Silver                                                     2.28             2.53             2.39             2.31
     Zinc                                                       3.64%            5.32%            4.43%            5.27%
     Copper                                                     0.30%            0.21%            0.26%            0.19%
Recovery rates:
     Gold                                                      92.92%           93.83%           93.73%           93.54%
     Silver                                                    80.10%           80.70%           81.92%           81.60%
     Zinc                                                      81.40%           78.10%           83.35%           78.50%
     Copper                                                    74.40%           60.30%           65.23%           60.30%
Payable production:
     Gold (ounces)                                            74,617           65,937          134,876          122,560
     Silver (ounces in thousands)                                709              723            1,433            1,357
     Zinc (pounds in thousands)                               24,740           32,600           60,737           65,862
     Copper (pounds in thousands)                              2,084            1,039            3,215            1,965
Realized prices per unit of production (US$):
     Gold (per ounce)                                      $     310        $     267        $     306        $     266
     Silver (per ounce)                                    $    4.67        $    4.59        $    4.59        $    4.57
     Zinc (per pound)                                      $    0.36        $    0.42        $    0.35        $    0.46
     Copper (per pound)                                    $    0.78        $    0.88        $    0.77        $    0.86

Onsite operating costs per ton milled (Canadian dollars)   $      52        $      52        $      52        $      52
-----------------------------------------------------------============================================================

Operating costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)   $     219        $     237        $     237        $     261
Less: Non-cash reclamation provision                              (5)              (5)              (5)              (5)
         Net byproduct revenues                                  (90)            (121)            (106)            (137)
-----------------------------------------------------------------------------------------------------------------------
Cash operating costs                                       $     124        $     111        $     126        $     119
Accrued El Coco royalties                                         40               23               36               12
-----------------------------------------------------------------------------------------------------------------------
Total cash costs                                           $     164        $     134        $     162        $     131
Non-cash costs:
     Reclamation provision                                         5                5                5                5
     Depreciation and amortization                                49               48               51               48
-----------------------------------------------------------------------------------------------------------------------
Total operating costs                                      $     218        $     187        $     218        $     184
-----------------------------------------------------------============================================================


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                                                                               8

Consolidated Balance Sheets                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
 (thousands of United States dollars, US GAAP basis)    June 30,    December 31,
                                                          2002          2001
--------------------------------------------------------------------------------
                                                      (Unaudited)
ASSETS
Current
Cash and cash equivalents                             $  28,311      $  21,180
Metals awaiting settlement and gold bullion              29,567         20,080
Income taxes recoverable                                   --              628
Inventories:
   In-process and unsold metal products                   5,772          5,854
   Supplies                                               3,808          3,903
Prepaid expenses and other                                3,509          3,822

Total current assets                                     70,967         55,467
Fair values of derivative financial instruments           1,728          6,851
Investments and other assets                             11,340          6,035
Future income and mining tax assets                      27,179         27,196
Mining properties                                       323,746        301,221
------------------------------------------------------------------------------
                                                      $ 434,960      $ 396,770
------------------------------------------------------========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities              $  15,151      $   9,423
Dividends payable                                           534          1,853
Income and mining taxes payable                              63          1,231
Interest payable                                          2,066          2,052

------------------------------------------------------------------------------
Total current liabilities                                17,814         14,559
------------------------------------------------------------------------------
Long-term debt                                          173,750        151,081
------------------------------------------------------------------------------
Reclamation provision and other liabilities               4,620          4,055
------------------------------------------------------------------------------
Fair values of derivative financial instruments           6,833          7,026
------------------------------------------------------------------------------
Future income and mining tax liabilities                 16,830         18,317
------------------------------------------------------------------------------

Shareholders' Equity
Common shares
     Authorized - unlimited
     Issued - 69,431,407 (2001 - 67,722,853)            420,179        407,347
Contributed surplus                                       7,181          7,181
Deficit                                                (193,383)      (197,220)
Accumulated other comprehensive loss                    (18,864)       (15,576)
------------------------------------------------------------------------------
Total shareholders' equity                              215,113        201,732
------------------------------------------------------------------------------
                                                      $ 434,960      $ 396,770
------------------------------------------------------========================


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

Interim Consolidated Statements of Income (Unaudited)                            Agnico-Eagle Mines Limited
-----------------------------------------------------------------------------------------------------------
(thousands of United States dollars,               Three months ended June 30,    Six months ended June 30,
except per share amounts, US GAAP basis)               2002          2001            2002           2001
-----------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                      $ 30,616       $ 29,513       $ 56,163       $ 50,629
Interest and sundry income                                577          3,004            613          3,329

-----------------------------------------------------------------------------------------------------------
                                                       31,193         32,517         56,776         53,958
COSTS AND EXPENSES
Production                                             19,613         21,256         37,216         33,129
Exploration                                               894            913          1,643          1,886
Depreciation and amortization                           3,678          3,145          6,929          6,526
General and administrative                              1,498            989          2,499          2,059
Capital tax                                               612            557            992            882
Interest                                                1,737          3,446          3,653          6,885

-----------------------------------------------------------------------------------------------------------
Income before the undernoted                            3,161          2,211          3,844          2,591

Foreign currency gain (loss)                              501            (24)           501            307

Income before income and mining tax recoveries          3,662          2,187          4,345          2,898
Income and mining tax recoveries                          302          1,707            508          1,920
-----------------------------------------------------------------------------------------------------------
Net income for the period                            $  3,360       $    480       $  3,837       $    978
-----------------------------------------------------======================================================

Net income per share - basic and diluted (note 3)    $   0.05       $   0.01       $   0.06       $   0.02
-----------------------------------------------------======================================================

Weighted average number of shares (in thousands)-
   basic                                               69,050         56,668         68,524         56,310
   diluted                                             80,546         64,030         80,021         63,674
-----------------------------------------------------======================================================


Comprehensive income (loss):

Net Income for the period                            $  3,360       $    480       $  3,837       $    978
Other comprehensive loss:
   Unrealized loss on hedging activities, net of
     related income taxes                              (1,455)          --           (3,288)          --
   Cummulative transitional adjustment upon the
     adoption of FAS 133 related to the accounting
     for derivative instruments and hedging
     activities, net of related income taxes             --             --             --           (1,785)
-----------------------------------------------------------------------------------------------------------
Comprehensive income  for the period                 $  1,905       $    480       $    549       $   (807)
-----------------------------------------------------======================================================


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                                                                              10

Interim Consolidated Statements of Deficit            Agnico-Eagle Mines Limited
(Unaudited)
--------------------------------------------------------------------------------
(thousands of United States dollars, US GAAP basis)    June 30,     December 31,
                                                        2002            2001
--------------------------------------------------------------------------------
                                                    (Unaudited)

Deficit
Balance, beginning of period                          $(197,220)      $(190,465)
Net income (loss) for the period                          3,837          (5,401)
Dividends declared                                         --            (1,354)
--------------------------------------------------------------------------------
Balance, end of period                                $(193,383)      $(197,220)
------------------------------------------------------==========================



Accumulated other comprehensive loss
Balance, beginning of period                          $ (15,576)      $ (13,791)
Other comprehensive loss for the period                  (3,288)         (1,785)
--------------------------------------------------------------------------------
Balance, end of period                                $ (18,864)      $ (15,576)
------------------------------------------------------==========================













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                                                                              11

Interim Consolidated Statements of Cash Flows (Unaudited)                                            Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars, US GAAP basis)                     Three months ended June 30,   Six months ended June 30,
                                                                           2002          2001            2002           2001
-------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income for the period                                               $   3,360      $     480      $   3,837      $     978
Add (deduct) items not affecting cash from operating activities:
Depreciation and amortization                                               3,678          3,145          6,929          6,526
Provision for (recoveries of) future income and mining taxes                 --            1,745           --            2,756
Unrealized (gain) loss on derivative contracts                               --           (2,647)          --           (2,800)
Amortization of deferred interest and financing costs                         595            768          1,839          1,543
Other                                                                        --              643           --              937
-------------------------------------------------------------------------------------------------------------------------------
                                                                            7,633          4,134         12,605          9,940
Net change in non-cash working capital balances related to operations
Metals awaiting settlement and gold bullion                                  (334)        (7,227)        (9,487)        (6,722)
Inventories                                                                   (52)         3,281            177           (663)
Prepaid expenses and other                                                  2,487          1,467            313          1,374
Income and mining taxes                                                        54           (284)          (540)         2,084
Accounts payable and accrued liabilities                                    4,398         (3,307)         5,728         (6,058)
Interest payable                                                            1,681          1,118             14             (2)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                             15,867           (818)         8,810            (47)
-------------------------------------------------------------------------------------------------------------------------------

Investing activities
Additions to mining properties                                            (15,202)        (7,454)       (29,454)       (17,055)
Decrease (increase) in investments and other                                 (295)            29           (304)            35
-------------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                   (15,497)        (7,425)       (29,758)       (17,020)
-------------------------------------------------------------------------------------------------------------------------------

Financing activities
Dividends paid                                                                (30)             2         (1,319)        (1,114)
Common shares issued                                                        7,338         82,251         12,564         83,016
Financing cost                                                               --           (5,373)        (5,266)        (5,373)
Proceeds from long-term debt                                                 --             --          143,750          7,500
Repayment of the Company's senior convertible notes                          (198)          --         (122,169)          --
Resale of the Company's own shares held by a
   subsidiary company and other                                              --            4,831           --            6,397
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                        7,110         81,711         27,560         90,426
-------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                  536           (224)           519             70
Net increase (decrease) in cash and cash equivalents                        8,016         73,244          7,131         73,429
Cash and cash equivalents, beginning of period                             20,295         14,091         21,180         13,906
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                $  28,311      $  87,335      $  28,311      $  87,335
------------------------------------------------------------------------=======================================================

Other operating cash flow information:
Interest paid during the period                                         $     530      $   1,477      $  19,242      $   5,262
------------------------------------------------------------------------=======================================================
Taxes paid (recovered) during the period                                $    (690)     $     317      $   2,639      $  (2,245)
------------------------------------------------------------------------=======================================================


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

--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)
--------------------------------------------------------------------------------

1.   Basis of Presentation

     Prior to January 1, 2002, the Company's consolidated financial statements were prepared under Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation to United States generally accepted accounting principles ("US GAAP") is presented in Note 11 to the 2001 annual consolidated financial statements. As a result of its substantial US shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to US GAAP effective January 1, 2002. Interim consolidated financial statements and the related management discussion and analysis prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2002 and the results of operations and cash flows for the three and six month periods ended June 30, 2002 and 2001.

     Operating results for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2001 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2001.

2.   Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.   Capital Stock

     For the six-month period ended June 30, 2002, weighted average number of shares for purposes of calculating basic and diluted earnings per share have been determined as follows (in thousands):

     Weighted average number of shares
       for purposes of calculating basic earnings per share      68,524   56,310
     Dilutive effect of employees stock options                   1,229      308
     Dilutive effect of the Company's convertible debentures     10,268    7,056
     ---------------------------------------------------------------------------
     Adjusted weighted average number of shares,
       for purposes of calculating diluted earnings per share    80,021   63,674
     ------------------------------------------------------------===============


     The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the calculation of fully-diluted earnings per share.


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

--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)
--------------------------------------------------------------------------------

3.   Capital Stock (continued)

     The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2002 were exercised:

     Common shares outstanding at June 30, 2002                       69,431,407
     Convertible debenture [based on debenture holders' option]       10,267,919
     Employees' stock options                                          3,575,200
     ---------------------------------------------------------------------------
                                                                      83,274,526
     -----------------------------------------------------------------==========

     Issued and outstanding capital includes the advances to officers and directors of $0.4 million (2001 - $0.4 million).

     During the six-month period ended June 30, 2002, 1,628,500 (2001 - 157,650) employee stock options were exercised for cash of $11.6 million (2001 - $0.8 million).

     The Company accounts for its stock-based plan under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees", which results in the recording of no compensation expense in Agnico-Eagle's circumstances. On a pro forma basis under Financial Standards Accounting
     Board ("FASB") Statement No. 123, for the six-month period ended June 30, 2002, the Company would have reported net income of $2.7 million (2001 - $0.7 million), after giving effect to the grants subsequent to 1994. The weighted average exercise price of options granted in 2002 amounted to C$16.14 per share. The estimated fair value of the options is amortized to expense over the options' vesting period, on a pro forma basis.

     Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions using a risk free interest rate of 5.5%; expected volatility of Agnico-Eagle's share price of 32.4%; expected dividend yield of 0.46% and an expected life of the options of 2 years.

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.




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--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)

--------------------------------------------------------------------------------

4.   Long-term debt

                                              March 31, 2002   December 31, 2001
     ---------------------------------------------------------------------------
                                                (Unaudited)

     Convertible debenture (note 4(a))           $143,750          $   --
     Senior convertible notes (note 4(b))            --             121,081
     Revolving credit facility                     30,000            30,000
     ---------------------------------------------------------------------------
                                                 $173,750          $151,081
     --------------------------------------------===============================

(a)  Convertible debentures

     On February 11, 2002, Agnico-Eagle issued $143.75 million aggregate stated amount at maturity of convertible debentures due February 11, 2012 for net proceeds of $138.5 million after deducting underwriting commissions and other issue costs totalled $5.3 million. The debentures bear interest of 4.50% per annum payable in cash or in common shares, at the Company's option, semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 stated amount. The debentures are redeemable by the Company, in whole or in part, at any time on or after February 15, 2006 for cash.

(b)  Senior convertible notes

     In February 2002, the entire amount of the Company's senior convertible notes was called for redemption on March 18, 2002 for cash of $120.9 million. There is no gain or loss on the redemption of the Company's senior convertible notes.

5.   Recent Accounting Pronouncement

     Staff Accounting Bulletin No. 74 released by the staff of the U.S. Securities and Exchange Commission ("SEC") requires disclosures of certain information related to new accounting standards which have not been adopted due to delayed effective dates. FAS No. 143 on "Asset Retirement Obligations", which is effective for financial years beginning after June 15, 2002, requires asset retirement obligations to be initially measured at fair value at the time the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. Agnico-Eagle is currently evaluating the impact of adopting FAS No. 143. Effective January 1, 2002, the Company adopted FAS No. 144 on "Accounting for the Impairment of Long-Lived Assets", which sets out accounting criteria for the determination of impairment of long-lived assets. The adoption of FAS No. 144 has no material impact on the Company's financial results.



                                                                              15